FILE NO. 333-
CIK #1024830

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.  Exact name of Trust:  INSURED MUNICIPALS INCOME TRUST and INVESTORS' QUALITY
                          TAX-EXEMPT TRUST, MULTI-SERIES 314

B.  Name of Depositor:    VAN KAMPEN FUNDS INC.

C.  Complete address of Depositor's principal executive offices:

    One Parkview Plaza
    Oakbrook Terrace, Illinois 60181

D.  Name and complete address of agents for service:

    VAN KAMPEN FUNDS INC.                    CHAPMAN AND CUTLER
    Attention:  Don G. Powell, Chairman      Attention:  Mark J. Kneedy
    One Parkview Plaza                       111 West Monroe Street
    Oakbrook Terrace, Illinois  60181        Chicago, Illinois  60603

E. Title of securities being registered: Units of fractional undivided beneficial interest

F. Approximate date of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                       INSURED MUNICIPALS INCOME TRUST AND
                       INVESTORS' QUALITY TAX-EXEMPT TRUST
                                MULTI-SERIES 314

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                   (Form N-8B-2 Items Required by Instruction
                         1 as to Prospectus on Form S-6)

FORM N-8B-2                                                             FORM S-6
ITEM NUMBER                                                HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

1.    (a)  Name of trust                 )
      (b)  Title of securities issued    ) Prospectus Part I Front Cover Page

2.    Name and address of Depositor      ) Part II-Introduction
                                         ) Part I-Summary of Essential Financial
                                         )   Information
                                         ) Part II-Trust Administration

3.    Name and address of Trustee        ) Part II-Introduction
                                         ) Part I-Summary of Essential Financial
                                         )   Information
                                         ) Part II-Trust Administration

4.    Name and address of principal      ) Part I-Other Matters-Underwriting
        underwriter                      )

5.    Organization of trust              ) Part II-Introduction

6.    Execution and termination of       ) Part II-Introduction
        Trust Indenture and Agreement    ) Part II-Trust Administration

7.    Changes of Name                    ) *

8.    Fiscal year                        ) *

9.    Material Litigation                ) *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.     General information regarding    ) Part II-Introduction
          trust's securities and rights  ) Part II-Unitholder Explanations
          of security holders            ) Part II-Trust Administration

11.     Type of securities comprising    ) Part II-Introduction
          units                          ) Part I-Trust Information
                                         ) Part I-Portfolios

12.     Certain information regarding    ) *
          periodic payment certificates  )

13.     (a)  Load, fees, charges and     ) Part II-Introduction
          expenses                       ) Part I-Summary of Essential Financial
                                         )   Information
                                         ) Part II-Unitholder Explanations
                                         ) Part I-Trust Information
                                         ) Part II-Trust Administration

        (b)  Certain information regard- ) *
               ing periodic payment plan )
               certificates              )

        (c)  Certain percentages         ) Part I-Summary of Essential Financial
                                         )   Information
                                         ) Part II-Unitholder Explanations

        (d)  Certain other fees,         ) Part II-Unitholder Explanations
               expenses or charges       ) Part II-Trust Administration
               payable by holders        )

        (e)  Certain profits to be       ) Part II-Unitholder Explanations
               received by depositor,    ) Part I-Other Matters-Underwriting
               principal underwriter,    ) Part I-Notes to Portfolios
               trustee or affiliated     )
               persons                   )

        (f)  Ratio of annual charges     ) *
               to income                 )

14.     Issuance of trust's securities   ) Part II-Unitholder Explanations

15.     Receipt and handling of payments ) *
          from purchasers                )

16.     Acquisition and disposition of   ) Part II-Introduction
          underlying securities          ) Part II-Unitholder Explanations
                                         ) Part II-Trust Administration

17.     Withdrawal or redemption         ) Part II-Unitholder Explanations
                                         ) Part II-Trust Administration

18.     (a)  Receipt and disposition     ) Part II-Introduction
          of income                      ) Part II-Unitholder Explanations

        (b)  Reinvestment of distribu-   ) *
               tions                     )

        (c)  Reserves or special funds   ) Part II-Unitholder Explanations
                                         ) Part II-Trust Administration

        (d)  Schedule of distributions   ) *

19.     Records, accounts and reports    ) Part II-Unitholder Explanations
                                         ) Part II-Trust Administration

20.     Certain miscellaneous provisions ) Part II-Trust Administration
          of Trust Agreement             )

21.     Loans to security holders        ) *

22.     Limitations on liability         ) Part I-Portfolios
                                         ) Part II-Trust Administration

23.     Bonding arrangements             ) *

24.     Other material provisions of     ) *
          trust indenture or agreement   )

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.     Organization of Depositor        ) Part II-Trust Administration

26.     Fees received by Depositor       ) Part II-Trust Administration

27.     Business of Depositor            ) Part II-Trust Administration

28.     Certain information as to        )
          officials and affiliated       ) *
          persons of Depositor           )

29.     Companies owning securities of   ) *
          Depositor                      )

30.     Controlling persons of Depositor ) *

31.     Compensation of Directors        ) *

32.     Compensation of Directors        ) *

33.     Compensation of Employees        ) *

34.     Compensation to other persons    ) Part II-Unitholder Explanations

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.     Distribution of trust's          ) Part II-Introduction
          securities by states           ) Part II-Settlement of Bonds in the
                                         ) Trusts

36.     Suspension of sales of trust's   ) *
          securities                     )

37.     Revocation of authority to       ) *
          distribute                     )

38.     (a)  Method of distribution      )

        (b)  Underwriting agreements     ) Part II-Unitholder Explanations

        (c)  Selling agreements          )

39.     (a)  Organization of principal   )
               underwriter               )
                                         ) Part II-Trust Administration
        (b)  N.A.S.D. membership by      )
               principal underwriter     )

40.     Certain fees received by         ) *
          principal underwriter          )

41.     (a)  Business of principal       ) Part II-Trust Administration
          underwriter                    )

        (b)  Branch offices of principal ) *
          underwriter                    )

        (c)  Salesmen of principal       ) *
          underwriter                    )

42.     Ownership of securities of the   ) *
          trust                          )

43.     Certain brokerage commissions    )
          received by principal          ) *
          underwriter                    )

44.     (a)  Method of valuation         ) Part II-Introduction
                                         ) Part I-Summary of Essential Financial
                                         )   Information
                                         ) Part II-Unitholder Explanations
                                         ) Part II-Trust Administration

        (b)  Schedule as to offering     ) *
               price                     )

        (c)  Variation in offering price ) Part II-Unitholder Explanations
               to certain persons        )

45.     Suspension of redemption rights  ) *

46.     (a)  Redemption valuation        ) Part II-Unitholder Explanations
                                         ) Part II-Trust Administration

        (b)  Schedule as to redemption   ) *
          price                          )

47.     Purchase and sale of interests   ) Part II-Unitholder Explanations
          in underlying securities       ) Part II-Trust Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of   ) Part II-Trust Administration
          trustee                        )

49.     Fees and expenses of trustee     ) Part I-Summary of Essential Financial
                                         )   Information
                                         ) Part II-Trust Administration

50.     Trustee's lien                   ) Part II-Trust Administration

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.     Insurance of holders of trust's  )
          securities                     ) *

                            VII. POLICY OF REGISTRANT

52.     (a)  Provisions of trust agree-  )
               ment with respect to      )
               replacement or elimi-     ) Part II-Trust Administration
               nation of portfolio       )
               securities                )

        (b)  Transactions involving      )
               elimination of underlying ) *
               securities                )

        (c)  Policy regarding substitu-  ) Part II-Trust Administration
               tion or elimination of    )
               underlying securities     )

        (d)  Fundamental policy not      ) *
               otherwise covered         )

53.     Tax Status of trust              ) Part I-Trust Information
                                         ) Part II-Federal Tax Status

                   VIII. Financial and Statistical Information

54.     Trust's securities during        ) *
          last ten years                 )

55.                                      )
                                         )

56.     Certain information regarding    ) *
                                         )

57. Periodic payment certificates )

58.                                      )

59.     Financial statements (Instruc-   ) Part I-Other Matters
          tions 1(c) to Form S-6)        )

----------------------------------
* Inapplicable, omitted, answer negative or not required

                 Preliminary Prospectus Dated September 25, 1998

                       INSURED MUNICIPALS INCOME TRUST AND
                       INVESTORS' QUALITY TAX-EXEMPT TRUST

                                                                Multi-Series 314
                                                       (A Unit Investment Trust)

    The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

    A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

    (Incorporated herein by reference is the final prospectus from Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 305 (Registration No. 333-45167) as filed on August 26, 1998, which shall be used as a preliminary prospectus for the current Series of the Fund.)

                                       S-1
                       CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following papers and documents:

         The facing sheet
         The Cross-Reference Sheet
         The Prospectus
         The signatures
         The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1  Proposed form of Trust Agreement (to be supplied by amendment).

1.4 Copy of Municipal Bond Fund Portfolio Insurance Policy issued by AMBAC AssuranceCorporation and/or Financial Guaranty Insurance Company (to be supplied by amendment).

1.5  Form of Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1  Consent of Interactive Data Corporation (to be supplied by amendment).

4.2  Consent of Standard & Poor's (to be supplied by amendment).

4.3  Consent of Grant Thornton LLP (to be supplied by amendment).

4.4  Financial Data Schedule (to be supplied by amendment).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 314 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 25th day of September, 1998.

                                  INSURED MUNICIPALS INCOME TRUST AND INVESTORS' QUALITY TAX-EXEMPT TRUST, MULTI-SERIES 314 (Registrant)

                                  By VAN KAMPEN FUNDS INC.
                                     (Depositor)

                                  By GINA M. COSTELLO
                                     Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on September 25, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

     SIGNATURE                       TITLE

Don G. Powell           Chairman and Chief Executive               )
                          Officer                                  )

John H. Zimmerman       President and Chief                        )
                          Operating Officer                        )

Ronald A. Nyberg        Executive Vice President                   )
                          and General Counsel                      )

William R. Rybak        Executive Vice President and               )
                          Chief Financial Officer                  )

                        GINA M. COSTELLO
                         (Attorney-in-fact*)

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* An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (file No. 33-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (file No. 333-44581).